Surfect Holdings, Inc.

12000-G Candelaria NE,

Albuquerque, New Mexico

Albuquerque, NM

November 7, 2006

Ms. Raquel Howard

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Surfect Holdings, Inc. (the “Company”)
Form 8-K
Filed October 3, 2006
File No. 333-132597

Dear Ms. Howard:

In response to your letter dated October 17, 2006, we filed Amendment No. 1 to Form 8-K on November 7, 2006. Set forth below are our responses to the comments contained in your letter.

1. We note your disclosure regarding changes in your certifying accountant. However, it is not clear when Windy Creek Development, Inc. (now Surfect Holdings Inc.) engaged REDW LLC as the principal accountant to audit their financial statements. You disclosed that you engaged REDW LLC as your new independent public accountant as of July 18, 2006 and that you did not consult REDW LLC during your two most recent fiscal years and the subsequent interim periods through June 2006. Given that the reverse merger became effective on September 27, 2006 and on the same date, you dismissed Moore & Associates, Chartered as your independent accountant, please explain how you engaged REDW LLC before the consummation of the reverse merger and explain the nature of this engagement. As applicable, please disclose whether you consulted with REDW LLC during the period from June 2006 through the engagement date, July 18, 2006.

REDW LLC was engaged as the independent public accountant of Surfect Technologies, Inc., a wholly-owned subsidiary of the Company, on July 18, 2006 and was subsequently engaged as the independent public accountant of Surfect Holdings on October 23, 2006, after the merger with Windy Creek Developments, Inc. and the resignation of Moore & Associates. We have revised our disclosure accordingly.

2. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

We have filed an updated letter from our former accountant.

Ms. Raquel Howard

November 7, 2006

In connection with responding to your comments, we provide the following acknowledgements:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Steve Anderson

Steve Anderson

cc:	Eduardo Duffy